SHF HOLDINGS, INC.

1526 Cole Blvd., Suite 250

Golden, Colorado 80401

August 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4720

Attn:	Shannon Davis
Amit Pande

Re:	SHF Holdings, Inc.

Form 8-K filed August 14, 2025

File No. 001-40524

Ladies and Gentleman:

This letter is submitted by, SHF Holdings, Inc. (the “Company”), in response to a comment letter (the “Comment Letter”) addressed to the Company, dated August 18, 2025, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Current Report on Form 8-K, filed August 14, 2025 (the “Form 8-K”). An amendment to Form 8-K is being filed concurrently herewith. Set forth below is the Company’s response to the Comment Letter. For ease of reference, we have recited the comment from the Staff in bold italics and is immediately followed by the response of the Company.

Form 8-K filed August 14, 2025

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review., page 2

1.	Please tell us and revise your filing to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing as required by Item 4.02(a)(3) of Form 8-K.

The Company acknowledges the Staff’s comments and in response, the Company has revised the Form 8-K on page 2 to state that the Audit Committee of the Company discussed the restatement of the March 31, 2025, financial statements with Macias Gini & O’Connell LLP, the independent registered public accounting firm for the Company.

Please do not hesitate to contact me with any questions you may have regarding this response letter or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Terrance Mendez
Terrance Mendez
Chief Executive Officer and Interim Chief
Financial Officer

cc:	Justin A. Santarosa, Duane Morris LLP